Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Group
in	6M16	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	(285)	(2,422)	3,627	4,096	2,190	3,471
Income/(loss) from equity method investments	(95)	(243)	(244)	(251)	(160)	(138)
Pre-tax earnings/(loss) from continuing operations	(380)	(2,665)	3,383	3,845	2,030	3,333
Fixed charges:
Interest expense	5,332	10,042	10,027	11,441	14,947	16,550
Interest portion of rentals [1]	259	538	627	642	645	600
Preferred dividend requirements	0	0	53	236	231	216
Total fixed charges	5,591	10,580	10,707	12,319	15,823	17,366
Pre-tax earnings before fixed charges	5,211	7,915	14,090	16,164	17,853	20,699
Noncontrolling interests	5	(1)	449	639	336	837
Earnings before fixed charges and provision for income taxes	5,206	7,916	13,641	15,525	17,517	19,862

Ratio of earnings to fixed charges	0.93	0.75	1.27	1.26	1.11	1.14
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
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